                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No.     )(1)

                           MARC PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

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                                 (CUSIP NUMBER)

                                 ROBERT M. COHEN
                         C/O MARC PHARMACEUTICALS, INC.
                               350 BEDFORD STREET
                               STAMFORD, CT 06901
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       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICE AND COMMUNICATIONS)

                               - with copies to -

                            RALPH A. SICILIANO, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                               SEPTEMBER 21, 2004
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b)
     for other parties to whom copies are to be sent.

---------------
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                           ---------------------------
                                Page 1 of 5 Pages
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CUSIP No. 5661371055                                         Page 2 of 5 Pages
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ROBERT M. COHEN
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                  (a)
                                                            (b)
     INAPPLICABLE
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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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                 7.   SOLE VOTING POWER          100,000,000
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY     8.   SHARED VOTING POWER        0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING      9.   SOLE DISPOSITIVE POWER     100,000,000
 PERSON WITH
               -----------------------------------------------------------------
                 10.  SHARED DISPOSTIVE POWER    0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    100,000,000

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     INAPPLICABLE
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        35.13%

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14.  TYPE OF REPORTING PERSON*

     IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 5661371055                                         Page 3 of 5 Pages
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ITEM 1    SECURITY AND ISSUER
------    -------------------

     Title of Class of Securities
     ----------------------------

          Common Stock, $.0001 par value per share (the "Shares")

     Name and Address of Issuer
     --------------------------

          Marc Pharmaceuticals, Inc. (the "Issuer")
          350 Bedford Street
          Stamford, CT 06901

ITEM 2    IDENTITY AND BACKGROUND
------    -----------------------

     (a)  Robert M. Cohen ("Mr. Cohen")

     (b)  c/o Marc Pharmaceuticals, Inc.
          350 Bedford Street
          Stamford, CT 06901

     (c)  Mr. Cohen is the President, Secretary, Chief Financial Officer and
          Chief Executive Officer of Directors of the entity (and each of its principal operating subsidiaries) whose address is set forth in Item
          2(b) above.

     (d)  During the past five years Mr. Cohen has not been convicted in a criminal proceeding.

     (e)  During the past five years Mr. Cohen has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining him from or mandating activities subject to federal or state securities laws, or finding him in violation of such laws.

     (f)  United States of America.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------    -------------------------------------------------

     The 100,000,000 Shares owned by Mr. Cohen, a founder of the Issuer, were purchased by Mr. Cohen for $10,000 using his personal funds.

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CUSIP No. 5661371055                                         Page 4 of 5 Pages
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ITEM 4    PURPOSE OF TRANSACTION
------    ----------------------

The purpose of the transactions reported by this Schedule 13D is investment in the securities of the Issuer. Mr. Cohen does not have any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Mr. Cohen reserves the right to acquire or dispose of additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors. Other than as described above, Mr. Cohen does not have any plans or proposals which would result in any of the following:

     (a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  any change in the present board of directors or management of the
          Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e)  any material change in the present capitalization or dividend policy of the Issuer;

     (f)  any other material change in the Issuer's business or corporate structure;

     (g)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i)  causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
          or

     (j)  any action similar to any of those enumerated above.

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CUSIP No. 5661371055                                         Page 5 of 5 Pages
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ITEM 5    INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

     (a)  As of the date of this Schedule 13-D, Mr. Cohen owns 100,000,000
          Shares. Based upon a total of 284,620,000 shares of the Issuer's outstanding Common Stock outstanding as of September 24, 2004, the shares which Mr. Cohen may be deemed to beneficially own represent approximately 35.13% of the Issuer's outstanding shares of Common
          Stock.

     (b)  Mr. Cohen has sole power to dispose and direct the disposition of the
          100,000,000 Shares owned by him as of the date hereof.

     (c)  None.

     (d)  Inapplicable.

     (e)  Inapplicable.

ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------    ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

       None.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------

       None.

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           September 29, 2004
                                                        ------------------------
                                                                 (Dated)

                                                        /s/ Robert M. Cohen
                                                        ------------------------
                                                               (Signature)

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                                                                 (Title)